SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NEW JERSEY MINING COMPANY
(Name of Issuer)

Common Stock and Warrants
(Title of Class of Securities)

645827-106
(CUSIP Number)

August 31, 2017
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Steven M. Bathgate(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,552,000 shares of Common Stock 563,354 shares of Common Stock issuable upon exercise of Warrants.
	6	SHARED VOTING POWER 300,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 3,552,000 shares of Common Stock 563,354 shares of Common Stock issuable upon exercise of Warrants.
	8	SHARED DISPOSITIVE POWER 300,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,852,000 shares of Common Stock 563,354 shares of Common Stock issuable upon exercise of Warrants.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.03%
12	TYPE OF REPORTING PERSON IN

(1)  This Schedule 13G/A-2 is filed by Steven M. Bathgate, Margaret Bathgate, Bathgate Family Partnership and Margaret Bathgate as 50% owner in VivaCO.  Steven Bathgate and Margaret Bathgate may be deemed to share beneficial ownership of securities held by Bathgate Family Partnership.

1	NAMES OF REPORTING PERSONS Margaret Bathgate (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,200,000 shares of Common Stock
	6	SHARED VOTING POWER 300,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 2,200,000 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 300,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,500,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.30%
12	TYPE OF REPORTING PERSON IN

(1)  This Schedule 13G/A-2 is filed by Steven M. Bathgate, Margaret Bathgate, Bathgate Family Partnership and Margaret Bathgate as 50% owner in VivaCO.  Steven Bathgate and Margaret Bathgate may be deemed to share beneficial ownership of securities held by Bathgate Family Partnership.

1	NAMES OF REPORTING PERSONS Bathgate Family Partnership, Ltd. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 300,000 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 300,000 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 300,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.28% (See Item 4)*
12	TYPE OF REPORTING PERSON PN

(1) This Schedule 13G/A-2 is filed by Steven M. Bathgate, Margaret Bathgate, Bathgate Family Partnership and Margaret Bathgate as 50% owner in VivaCO.  Steven Bathgate and Margaret Bathgate may be deemed to share beneficial ownership of securities held by Bathgate Family Partnership.

1	NAMES OF REPORTING PERSONS Margaret Bathgate as 50% owner of VivaCo(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 725,000 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 725,000 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 725,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.67% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

(1) This Schedule 13G/A-2 is filed by Steven M. Bathgate, Margaret Bathgate, Bathgate Family Partnership and Margaret Bathgate as 50% owner in VivaCO.  Steven Bathgate and Margaret Bathgate may be deemed to share beneficial ownership of securities held by Bathgate Family Partnership.

Item 1(a).	NAME OF ISSUER:

The name of the issuer is New Jersey Mining Company (the " Company ").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 201 N. Third Street, Coeur d’Alene, ID 83814

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as " Reporting Persons ," with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

Reporting Individuals/entities

(i)      Steven M. Bathgate with respect to securities owned by himself individually and with respect to securities owned by Bathgate Family Partnership of which he is a general partner.

(ii)       Margaret Bathgate with respect to securities owned by herself individually and with respect to securities owned by Bathgate Family Partnership of which she is a general partner and with respect to securities owned by herself as 50% owner in VivaCo.

(iii)Bathgate Family Partnership with respect to securities owned by itself.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of Reporting Steven Bathgate is:

GVC Capital LLC

5350 S. Roslyn St., Ste. 400

Greenwood Village, CO  80111

The address of Reporting Person Margaret Bathgate is:

6376 E. Tufts Ave.

Englewood, CO  80111

The address of Reporting Person Bathgate Family Partnership is:

6376 E. Tufts Ave.

Englewood, CO  80111

Item 2(c).	CITIZENSHIP:
Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Item 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock and Warrants
Item 2(e).	CUSIP NUMBER:
645827-106
Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐	Broker or dealer registered under Section 15 of the Act,
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
	(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
	(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
	(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
	(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
	(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_________________________

Item 4.	OWNERSHIP

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 108,893,704 shares of Common Stock issued and outstanding as of June 30, 2017.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
The beneficial ownership for each of the Reporting Persons filing this Amendment No. 2 to Schedule 13G has fallen below 5%.
Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.
Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.
Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.
Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.
Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2017 (Date)	September 30, 2017 (Date)

/s/ Margaret Bathgate (Signature)	/s/ Steven Bathgate (Signature)

September 30, 2017 (Date)	September 30, 2017 (Date)
Bathgate Family Partnership	Margaret Bathgate as 50% owner of VivaCO
By: /s/ Steven Bathgate Name: Steven Bathgate Title: General Partner	By: /s/ Margaret Bathgate Name: Margaret Bathgate Title: General Partner

EXHIBIT A

FILING AGREEMENT DATED TO BE EFFECTIVE SEPTEMBER 30, 2017

REGARDING JOINT FILING OF SCHEDULE 13G (Amendment No. 2)

The undersigned hereby agree that:

(i)Each is eligible to use the Schedule 13G attached hereto;

(ii)The attached Schedule 13G is filed on behalf of each of the undersigned; and

(iii)Each of the undersigned is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information therein concerning itself; but none of them is responsible for the completeness and accuracy of the information concerning the other persons making the filing.

/s/ Margaret Bathgate (Signature)	/s/ Steven Bathgate (Signature)

Bathgate Family Partnership	Margaret Bathgate as 50% owner of VivaCO
By: /s/ Steven Bathgate Name: Steven Bathgate Title: General Partner	By: /s/ Margaret Bathgate Name: Margaret Bathgate Title: General Partner